UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

USCA ALL TERRAIN FUND
(Name of Subject Company (Issuer))

USCA All Terrain Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

90350N 106
(CUSIP Number of Class of Securities)

Philip Pilibosian
USCA Asset Management LLC
4444 Westheimer Road, Suite G500
Houston, TX  77027
(713) 366-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 S. High St., Suite 1700
Columbus, OH 43215
(614) 469-3265

August 23, 2022
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$17,653,201 (a)	$1,636.45 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
⌧	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

●
As stated in the Fund’s offering documents, the Fund will buy your Shares at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares).  The Fund does not impose any charges on repurchases of Shares of the Fund.  This Offer will remain open until the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date).  Net asset value will be calculated for this purpose on December 31, 2022 (the “Valuation Date”) (with a delay of approximately 30 days). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●
An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $100,000 after the repurchase is effected.  If an investor tenders an amount of Shares that would cause the investor’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor’s Shares of the Fund.

●
If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period and increase the amount of Shares that the Fund is offering to purchase, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law.

●
Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”).  Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor’s Shares determined as of the Valuation Date.  The Notes provided to investors in payment for tendered Shares will not be transferable.  The delivery of such Notes will generally be made promptly (within approximately five business days) after September 21, 2022.  Each Note will be held by U.S. Bank Global Fund Services on your behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to you at the address for you as maintained in the books and records of the Fund.

●
The Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”).  The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds.

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

Payments for the repurchase of Shares (and any Notes issued in connection therewith) will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow).

●
Following this summary is a formal notice of the Fund’s offer to purchase your Shares.  The Offer remains open to you until the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time.  Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase.  Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Shares on or prior to October 20, 2022 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date.

●
If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o U.S. Bank Global Fund Services, at the address/fax number listed in this Offer to Purchase, so that it is received before the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before December 31, 2022, when the value of your Shares will be determined for purposes of calculating your purchase price.  The net asset value of your Shares is determined at least monthly.

●
As of June 30, 2022, the net asset value of the Fund was $70,612,804 and 53,749 Shares were outstanding.

If you would like to obtain the most current estimated net asset value of your Shares, you may contact the Fund at (713) 366 – 0500.

●
Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time.  Also realize that although the tender offer expires on September 21, 2022, tendering investors remain investors in the Fund until December 31, 2022.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by U.S. Bank Global Fund Services.  To assure good delivery, please send the Letter of Transmittal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor.  If you fail to confirm receipt of your Letter of Transmittal by U.S. Bank Global Fund Services, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is “USCA All Terrain Fund.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 4444 Westheimer, Suite G500, Houston, TX 77027 and the phone number is 713-366-0500.

(b) The title of the securities that are the subject of the Offer is “shares of beneficial interests,” or portions thereof, in the Fund. As of the close of business on June 30, 2022, the net asset value of the Fund was $70,612,804.  Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Declaration of Trust.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “USCA All Terrain Fund.” The Fund’s principal executive office is located at 4444 Westheimer, Suite G500, Houston, TX 77027, and the telephone number is (713) 366-0500. The Fund’s Trustees are:  Barry Knight, Robert Garrison II, Robert Shoss, John Ferguson, Paul Wigdor and Philip Pilibosian.  Their address is c/o USCA All Terrain Fund, 4444 Westheimer, Suite G500, Houston, TX 77027.  Mr. Pilibosian is an “interested person” (as defined in the 1940 Act) of the Fund because of his affiliation with USCA Asset Management LLC.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25% of the net assets of the Fund ($17,653,201) that are tendered by Shareholders by 12:00 midnight, Eastern Time, on September 21, 2022 (or if the Offer is extended, by any later notice due date) and not cancelled as described in Item 4(a)(1)(v).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2022, or, if the Offer is extended, as of any later repurchase date. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares.  However, if an investor does not tender all of such investor’s Shares, the investor’s remaining account balance (i.e., the investor’s account balance determined as of June 30, 2022, less the dollar amount of the investor’s tender) must be equal to at least $100,000.  If an investor tenders an amount that would cause the investor’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between June 30, 2022 and December 31, 2022, the remaining account balance as of December 31, 2022, net of the amount of any tender, is below $100,000, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above).  In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”).  The delivery of such Notes will generally be made promptly (within five business days) after the September 21, 2022 “Expiration Date.”  Each Note will be held by U.S. Bank Global Fund Services on your behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to you at the address for you as maintained in the books and records of the Fund.  Each Note will entitle a Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”).  The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date (December 31, 2022), or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds.  The second and final payment in respect of a Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.  The Fund will not impose any charges on repurchases of Shares of the Fund.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

(iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on September 21, 2022. Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.”  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer to Purchase dated August 23, 2022.  Shareholders will be notified of any such extension.

(vi) Until the notice due date (September 21, 2022) or any later notice due date, Shareholders have the right to change their minds and cancel any tenders of their Shares.  Once a tender is cancelled, Shares may be re-tendered, provided that such tenders are made before the appropriate due date.  If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 20, 2022 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to cancel its tender of its Shares after such date.

(vii) Investors wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to U.S. Bank Global Fund Services, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to U.S. Bank Global Fund Services, also to the attention of Tender Offer Administrator, at the fax numbers set forth.  The completed and executed Letter of Transmittal must be received by U.S. Bank Global Fund Services, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to U.S. Bank Global Fund Services by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor’s responsibility to confirm receipt of the Letter of Transmittal or other document by U.S. Bank Global Fund Services.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  Any investor tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after October 20, 2022, if the tender of Shares has not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received by U.S. Bank Global Fund Services at the address or fax numbers set forth.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 5 of the Offer to Purchase.  A form to give notice of withdrawal is included in the mailing sent to Shareholders.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii)  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Shares.  As stated in Section 3 of the Offer to Purchase, the purchase price of a Share tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined by the Board of Trustees.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 of the Offer to Purchase).  In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”).  The delivery of such Notes will generally be made promptly (within five business days) after the September 21, 2022 “Expiration Date.”  Each Note will be held by U.S. Bank Global Fund Services on your behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to you at the address for you as maintained in the books and records of the Fund.  Each Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”).  The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds.  The second and final payment in respect of a Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.  The Fund will not impose any charges on repurchases of Shares of the Fund.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

(ix) If Shares in excess of approximately 25% of the net assets of the Fund (more than $17,653,201 of Shares) are duly tendered to the Fund prior to the Notice Due Date and not cancelled prior to the Notice Due Date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Fund has no present intention to accept any additional Shares.

(x) Not applicable.

(xi) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.  Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xii) An investor who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Shares.  The amount realized will include the investor’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Shares.  A loss, if any, will be recognized only after the tendering investor has received full payment of cash.

An investor’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the investor for its Shares as adjusted by certain items.  Basis is generally increased by (i) the investor’s allocable share of Fund income and gain and (ii) the investor’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes).  Basis is generally decreased by (i) the investor’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the investor, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the investor, and (iv) any reduction in the investor’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each investor is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Shares at the time the gain or loss is recognized.  Treasury Regulations provide that an investor may have a fragmented holding period for its Shares if the investor has made contributions to the Fund at different times.  However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the investor’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering investor.  Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by an investor in exchange for some or all of its shares.

An investor who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and in many respects uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by an investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which the Fund held its shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the investor will also be subject to an interest charge for any deferred tax. Investors are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to an investor participating in the Offer.

In the event that any investor recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service (“IRS”) that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the investor’s federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s Private Offering Memorandum dated August 12, 2015, July 29, 2016, July 29, 2017, March 30, 2018, July 30, 2018, July 30, 2019, July 29, 2020, June 30, 2021 or July 29, 2022, and as supplemented from time to time (the “Memorandum”), and the Declaration of Trust.  The Memorandum and the Declaration of Trust, which were provided or available to each investor in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from investors from time to time pursuant to written tenders.  The Memorandum also states that the Adviser expects that generally it will recommend to the Trustees that the Fund offer to repurchase 25% of the Fund’s Shares from investors on a quarterly basis.  The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Trustee or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

The Fund has previously offered to repurchase Shares pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase:

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
September 30, 2016	$11,692,389	$292,551	$292,551
December 31, 2016	$12,379,652	$685,250	$685,250
March 31, 2017	$12,703,728	$429,312	$429,312
June 30, 2017	$13,035,802	$165,364	$165,364
September 30, 2017	$13,330,959	None	None
December 31, 2017	$13,408,010	$1,411,130	$1,411,130
March 31, 2018	$13,863,033	None	None
June 30, 2018	$13,822,728	$1,917,965	$1,917,965
September 30, 2018	$13,877,504	$323,333	$323,333
December 31, 2018	$13,642,882	None	None
March 31, 2019	$14,080,600	$1,247,636	$1,247,636
June 30, 2019	$12,993,048	$518,410	$518,410
September 30, 2019	$13,472,768	$811,869	$811,869
December 31, 2019	$13,816,503	$500,000	$500,000
March 31, 2020	$13,660,561	None	None
June 30, 2020	$14,191,571	$806,311	$806,311
September 30, 2020	$12,346,744	$1,209,400	$1,209,400
December 31, 2020	$13,245,127	$230,369	$230,369
March 31, 2021	$13,497,212	$792,974	$792,974
June 30, 2021	$14,944,955	None	None
September 30, 2021	$15,968,991	None	None
December 31, 2021	$17,073,711	$231,640	$231,640
March 31, 2022	$17,181,458	None	None
June 30, 2022	$17,915,591	$361,263	$361,263
September 30, 2022	$18,058,057	$0*	$0*
*This amount is an estimate. The net asset value as of September 30, 2022, of the Shares (or portion thereof) tendered pursuant to the Offer is not yet available.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Memorandum and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Memorandum. The Fund currently expects that it will accept subscriptions for Shares from time to time, but is under no obligation to do so, and may do so as determined by the Board of Trustees.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of either of the Fund’s members of the Board, or in the management of the Fund, including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 25% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(viii)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, and/or borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Fund, nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, the Fund did not own any of its Shares.

(b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, Officers of the Fund or any person deemed to be controlling the Fund or the Adviser.

(c) Not applicable.

(d) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, and any executive officer, trustee, or director of the Fund or any subsidiary of the Fund.

(e) Not applicable.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the period ended September 30, 2021 previously filed on EDGAR on Form N-CSR on December 6, 2021; and

Audited financial statements for the period ended March 31, 2022 previously filed on EDGAR on Form N-CSR on June 6, 2022.

The Fund’s semi-annual report dated September 30, 2021 and annual report dated March 31, 2022 are available upon request, without charge, by calling the Fund at (713) 366-0500.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(3) Not applicable.

(4) Net asset value per share as of June 30, 2022 was $1,313.75

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.
(c) None

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

USCA All Terrain Fund

By:	/s/ Philip Pilibosian
Name: Philip Pilibosian
Title: President

August 23, 2022

EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

USCA All Terrain Fund

If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund’s tender offer.

August 23, 2022

Dear USCA All Terrain Fund Investor:

The USCA All Terrain Fund (the “Fund”) is a closed-end fund which offers shares that do not have daily liquidity. To provide shareholders with periodic liquidity, the Fund offers a quarterly share repurchase program which enables investors to sell shares at Net Asset Value (“NAV”) on a specific repurchase date. We have outlined important dates below related to the tender offer by the USCA All Terrain Fund.

If you are not interested in selling your shares of beneficial interest of the Fund (the “Shares”) at this time, please disregard this notice and take no action.

The tender offer period will begin on August 23, 2022 and end on September 21, 2022, and any Shares tendered to the Fund will be valued with effect on December 31, 2022 for purposes of calculating the purchase price of such Shares.  The purpose of the tender offer is to provide liquidity to investors of the Fund.  Fund Shares can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.  There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own.

Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund’s Administrator, U.S. Bank Global Fund Services (“USBGFS”), either by mail or by fax, or work with your registered investment advisor, broker-dealer or other intermediary (collectively “Investment Advisor”) to convey the Letter of Transmittal to USBGFS.

All requests to tender Shares must be received by USBGFS, whether sent directly or through your Investment Advisor, either by mail or by fax, in good order, by September 21, 2022.  If you elect to tender, please confirm receipt of the Letter of Transmittal by USBGFS by calling the Fund at (713) 366-0500 or working with your Investment Advisor to contact USBGFS.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting USBGFS, whether sent directly or through your Investment Advisor, to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by USBGFS, there can be no assurance that your tender has been received by the Fund.

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If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (713) 366-0500.

Sincerely,

USCA All Terrain Fund

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Exhibit (a)(1)(ii)

Offer to Purchase

USCA All Terrain Fund
4444 WESTHEIMER, SUITE G500
HOUSTON TX 77027
(713) 366-0500

DATED August 23, 2022

OFFER TO PURCHASE UP TO $17,653,201 IN OUTSTANDING
SHARES OF BENEFICIAL INTEREST (“SHARES”) AT NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON September 21, 2022, AT 12:00 MIDNIGHT, EASTERN TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund’s tender offer.

To the Investors of USCA All Terrain Fund:

USCA All Terrain Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”) up to $17,653,201 of Shares pursuant to tenders by investors at a price equal to their net asset value as of December 31, 2022.  As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the shares of beneficial interests of the Fund.  If the Fund elects to extend the tender period for any reason beyond December 31, 2022, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust and By-Laws, each dated as of January 13, 2015 (the “Declaration of Trust”).

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) likely will change between June 30, 2022 (the most recent date as of which net asset value is available) and December 31, 2022, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.  Tendering investors should also note that although the tender offer expires on September 21, 2022, they remain investors in the Fund until December 31, 2022, when the net asset value of their Shares is calculated.  The Fund determines the net asset value monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently.  Any tendering investors that wish to obtain the most current net asset value of their Shares on this basis should contact the Fund at (713) 366-0500.

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Investors wishing to tender their Shares of the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor USCA Asset Management, LLC (the “Advisor”), nor any of the Trustees makes any recommendation to any investor as to whether to tender or refrain from tendering Shares.  Investors must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each investor’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Shares pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s Administrator, U.S. Bank Global Fund Services (“USBGFS”):

USCA All Terrain Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI 53202
Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

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TABLE OF CONTENTS

1.	Summary Term Sheet	2
2.	Background and Purpose of the Offer	4
3.	Offer to Purchase and Price	4
4.	Amount of Tender	5
5.	Procedure for Tenders	5
6.	Withdrawal Rights	6
7.	Purchases and Payment	6
8.	Certain Conditions of the Offer	8
9.	Certain Information About the Fund	8
10.	Certain Federal Income Tax Consequences	9
11.	Miscellaneous	12

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1. Summary Term Sheet

●
As stated in the Fund’s offering documents, the Fund will buy your Shares at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares).  The Fund does not impose any charges on repurchases of Shares of the Fund.  This Offer will remain open until the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date).  Net asset value will be calculated for this purpose on December 31, 2022 (the “Valuation Date”) (with a delay of approximately 30 days). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●
An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $100,000 after the repurchase is effected.  If an investor tenders an amount of Shares that would cause the investor’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor’s Shares of the Fund. (See section 4)

●
If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period and increase the amount of Shares that the Fund is offering to purchase, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●
Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”).  Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor’s Shares determined as of the Valuation Date.  The Notes provided to investors in payment for tendered Shares will not be transferable.  The delivery of such Notes will generally be made promptly (within approximately five business days) after September 21, 2022.  Each Note will be held by USBGFS on your behalf. Upon a written request by you to USBGFS, USBGFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

●
The Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”).  The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. (See Section 7).

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

2

Payments for the repurchase of Shares (and any Notes issued in connection therewith)  will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow).

●
Following this summary is a formal notice of the Fund’s offer to purchase your Shares.  The Offer remains open to you until the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time.  Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase.  Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Shares on or prior to October 20, 2022 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date. (See Section 6)

●
If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o USBGFS, at the address/fax number listed in this Offer to Purchase, so that it is received before the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before December 31, 2022, when the value of your Shares will be determined for purposes of calculating your purchase price.  The net asset value of your Shares is determined at least monthly. (See Section 5)

●
As of June 30, 2022, the net asset value of the Fund was $70,612,804 and 53,749 Shares were outstanding.

If you would like to obtain the most current estimated net asset value of your Shares, you may contact the Fund at (713) 366-0500. (See Section 3)

●
Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time.  Also realize that although the tender offer expires on September 21, 2022, tendering investors remain investors in the Fund until December 31, 2022. (See Section 7)
.

●
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by USBGFS.  To assure good delivery, please send the Letter of Transmittal to USBGFS and not to your broker or dealer or financial advisor.  If you fail to confirm receipt of your Letter of Transmittal by USBGFS, there can be no assurance that your tender has been received by the Fund.

3

2. Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Private Offering Memorandum of the Fund dated August 12, 2015, July 29, 2016, July 29, 2017, March 30, 2018, July 30, 2018, July 30, 2019, July 29, 2020, June 30, 2021 or July 29, 2022 and as supplemented from time to time (the “Memorandum”), and the Declaration of Trust.  The Memorandum and the Declaration of Trust, which were provided or available to each investor in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from investors from time to time pursuant to written tenders.  The Memorandum also states that the Advisor expects that generally they will recommend to the Trustees that the Fund offer to repurchase 25% of the Fund’s Shares from investors on a quarterly basis.  Because there is no secondary trading market for Shares and transfers of Shares are generally prohibited without prior approval of the Fund, the Trustees have determined, after consideration of various matters, including, but not limited to, those set forth in the Memorandum, that the Offer is in the best interests of investors in the Fund to provide liquidity for Shares as contemplated in the Memorandum and the Declaration of Trust.  The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

3. Offer to Purchase and Price.

The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $17,653,201 in value of those outstanding Shares that are properly tendered by and not withdrawn (in accordance with Sections 5 and 6 below) before the end of the day on September 21, 2022, at 12:00 midnight, Eastern Time (such date and time being hereinafter called the “Initial Expiration Date”).  The purchase price of a Share tendered will be its net asset value as of the close of business on the Valuation Date (which is determined with a delay of approximately 30 days) or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Share tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 7.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.”  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.

4

As of the close of business on June 30, 2022, the net asset value of the Fund was $70,612,804.  The Fund determines its net asset value at least monthly and may determine its net asset value more frequently.  Investors may obtain the most current information regarding the net asset value of their Shares by contacting the Fund at (713) 366-0500.  Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) likely will change between June 30, 2022 and December 31, 2022, when the value of the Shares tendered by investors will be determined for purposes of calculating the purchase price of such Shares and the time that investors will cease to be investors in the Fund.

4. Amount of Tender.

Subject to the limitations set forth below, investors may tender all or some of their Shares.  However, if an investor does not tender all of such investor’s Shares, the investor’s remaining account balance (i.e., the investor’s account balance determined as of June 30, 2022, less the dollar amount of the investor’s tender) must be equal to at least $100,000.  If an investor tenders an amount that would cause the investor’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between June 30, 2022 and December 31, 2022, your remaining account balance as of December 31, 2022, net of the amount of any tender you have made, is below $100,000, the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $17,653,201 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If more than $17,653,201 of Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Fund has no present intention to accept any additional Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.  Based on the June 30, 2022 Fund records, the Trustees and Officers of the Fund did not own Shares and will not receive an Offer.

5

5. Procedure for Tenders.

Investors wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to USBGFS, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to USBGFS, also to the attention of Tender Offer Administrator, at the fax number set forth.  The completed and executed Letter of Transmittal must be received by USBGFS, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to USBGFS by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor’s responsibility to confirm receipt of the Letter of Transmittal or other document by USBGFS.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering Shares, including, but not limited to, the failure of USBGFS to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share(s) or any particular investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Advisor nor Trustees of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

6. Withdrawal Rights.

Any investor tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after October 20, 2022, if Shares have not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received by USBGFS at the address or fax number set forth.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 5 above.  A form to use to give notice of withdrawal is included and also available by calling the Fund at the phone number indicated above.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 5.  You are responsible for confirming that any notice of withdrawal is received by USBGFS.  If you fail to confirm receipt of a notice of withdrawal by USBGFS, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6

7. Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Shares.  As stated in Section 3 above, the purchase price of a Share tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 above).  In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”).  The delivery of such Notes will generally be made promptly (within five business days) after the September 21, 2022 “Expiration Date.”  Each Note will be held by USBGFS on your behalf. Upon a written request by you to USBGFS, USBGFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.  Each Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (Initial Payment).  The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds.  The second and final payment in respect of a Note (“Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.  The Fund will not impose any charges on repurchases of Shares of the Fund.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

The cash payments described above (the “Cash Payments”) will be made by wire transfer directly to an account designated by the tendering investor.  If such investor does not provide account information, the Cash Payments will be sent directly to such investor’s mailing address as listed in the Fund’s records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, borrowings and the proceeds of sales of new Shares.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or “gates,” on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

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8. Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Offer were purchased; or (c) the independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 8(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Trustees waive the Fund’s rights under this Section 8, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

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9. Certain Information About the Fund.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust.  The Fund’s principal executive office is located at 4444 Westheimer, Suite G500, Houston, TX 77027, and the telephone number is (713) 366-0500. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Memorandum and Declaration of Trust.  The Fund’s Trustees are:  John Ferguson, Paul Wigdor and Philip Pilibosian.  Their address is c/o USCA All Terrain Fund, 4444 Westheimer, Suite G500, Houston, TX 77027.  Mr. Pilibosian is an “interested person” (as defined in the 1940 Act) of the Fund because of his affiliation with USCA Asset Management LLC.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Advisor or Trustees of the Fund, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy (if any) for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person, other than those that currently exist.

Other than the issuance of Shares by the Fund in the ordinary course of business, during the past 60 days, there were no transactions involving the Shares that were effected by the Fund, the Advisor, the Trustees or any person controlling the Fund.

10. Certain Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from investors pursuant to the Offer.  This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury Regulations, administrative rulings and court decisions, all as in effect or in existence as of the date hereof and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those described below. We have not sought, nor will we seek, any ruling from the IRS, or any other tax authority, with respect to the statements made and the conclusions reached in this discussion. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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This summary addresses only Shares that are held as “capital assets” (generally, property held for investment purposes) and does not address all of the tax consequences that may be relevant to investors in light of their particular circumstances or to certain types of investors subject to special treatment under the Code, including, without limitation, (i) certain banks or other financial institutions, (ii) real estate investment trusts, (iii) regulated investment companies, (iv) insurance companies, (v) broker-dealers, (vi) traders in securities who elect for U.S. federal income tax purposes to apply a mark-to-market method of accounting for their securities holdings, (vii) tax-exempt organizations and retirement plans, (viii) individual retirement accounts and tax-deferred accounts, (ix) former citizens or long-term residents of the United States, (x) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (xi) “U.S. holders” (as defined below) whose functional currency is other than the U.S. dollar, (xii) persons subject to the alternative minimum tax, (xiii) investors whose taxable year is other than the calendar year, (xiv) persons that hold Shares as a position in a “straddle” or as a part of a “hedging,” “conversion,” “constructive sale” or integrated transaction for U.S. federal income tax purposes, or (xv) persons that received their Shares through the exercise of employee options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to “U.S. holders.”

This summary also does not address the state, local or foreign tax consequences of participating in the Offer. This summary assumes that the Fund is and will remain a partnership for U.S. federal income tax purposes for the taxable year that includes each purchase of Shares pursuant to the Offer.

All investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of our Shares that is: (i) an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes); (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

An investor who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Shares.  The amount realized will include the investor’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Shares.  A loss, if any, will be recognized only after the tendering investor has received full payment of cash.

An investor’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the investor for its Shares as adjusted by certain items.  Basis is generally increased by (i) the investor’s allocable share of Fund income and gain and (ii) the investor’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes).  Basis is generally decreased by (i) the investor’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the investor, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the investor, and (iv) any reduction in the investor’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each investor is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

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This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Shares at the time the gain or loss is recognized.  Treasury Regulations provide that an investor may have a fragmented holding period for its Shares if the investor has made contributions to the Fund at different times.  However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the investor’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering investor.  Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by an investor in exchange for some or all of its shares.

An investor who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and in many respects uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent we own, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by an investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which we held our shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the investor will also be subject to an interest charge for any deferred tax. Investors are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to an investor participating in the Offer.

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In the event that any investor recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service (“IRS”) that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the investor’s federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

11. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth above or from the SEC’s website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.

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Exhibit (a)(1)(iii)

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Shares of

USCA ALL TERRAIN FUND

Tendered Pursuant to the Offer to Purchase
Dated August 23, 2022

If you do not wish to sell any of your Shares, please disregard this Letter of Transmittal.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY U.S. BANK GLOBAL FUND SERVICES EITHER BY MAIL OR BY FAX BY, THE END OF THE DAY ON SEPTEMBER 21, 2022,
AT 12:00 MIDNIGHT, EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Fax
Or Mail To:

USCA All Terrain Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI  53202
Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

For additional information:
Phone: (713) 366-0500

To assure good delivery, please send this Letter of Transmittal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor.

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USCA ALL TERRAIN FUND

Ladies and Gentlemen:

The undersigned hereby tenders to USCA All Terrain Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the shares of beneficial interest of the Fund (“Shares”) held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated August 23, 2022 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Shares tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase the Shares tendered hereby.  The undersigned recognizes that, if the Offer is oversubscribed, not all of the undersigned’s Shares will be purchased.

The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund’s Administrator, U.S. Bank Global Fund Services (“USBGFS”), to receive this Letter of Transmittal or any other document.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.

Investors are responsible for confirming receipt of this Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth above.  Please allow 48 hours for this Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt.  If you fail to confirm receipt of this Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.

Payment of the purchase price for the Shares of the undersigned, as described in Section 7 of the Offer to Purchase, will consist of a promissory note that will be held for the undersigned by USBGFS.  Cash payments due pursuant to the promissory note will be deposited directly to the account designated by the undersigned.  If such investor does not provide account information, the cash payments will be sent directly to such investor’s mailing address as listed in the Fund’s records, unless such investor advises the Fund in writing of a change in its mailing address.

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All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 7 of the Offer to Purchase, this tender is irrevocable.

Part 1. Name:
Name of Investor:
SS# or Tax ID #:	Phone #:
Part 2. Amount of Shares of the Fund to be Tendered (check one):
□	All Shares
□	# Shares:
□	Shares with a specific dollar value: $
Subject to maintenance of a minimum balance of $100,000 (the “Required Minimum Balance”).  The undersigned understands that if the undersigned tenders an amount that would cause the undersigned’s account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Amounts payable are subject to pro ration as described in the Offer to Purchase.
Part 3. Payment (check one):
□	Please wire proceeds to the account set forth in the Investor’s subscription material.
□
Please wire proceeds to the account set forth below:

Bank Name:   ___________________________________________________________________________________

Bank Address:   _________________________________________________________________________________

ABA #:   _______________________________________________________________________________________
Account Name:   __________________________________________________________________________________
Account #   ______________________________________________________________________________________
For Further Credit:   _______________________________________________________________________________
FFC #:   _________________________________________________________________________________________

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Part 4. Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
Name of Investor:
Signature:		Day	Month	Year
(Exactly as Appears on Investor Certification)
(If joint tenants, both must sign)
Joint Tenant Signature:		Day	Month	Year
(Exactly as Appears on Investor Certification)
FOR ENTITY INVESTORS:
Name of Investor:
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)
(If two signatures are required, both must sign)
Signature:		Day	Month	Year
(Signature of Authorized Signatory)

(Title/Capacity of Authorized Signatory)

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Exhibit (a)(1)(iv)

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Shares of

USCA ALL TERRAIN FUND

Tendered Pursuant to the Offer to Purchase
Dated August 23, 2022

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY U.S. BANK GLOBAL FUND SERVICES EITHER BY MAIL OR BY FAX BY, THE END OF THE DAY ON SEPTEMBER 21, 2022,
AT 12:00 MIDNIGHT, EASTERN TIME, UNLESS THE OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Fax Or Mail To:

USCA All Terrain Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI  53202

Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

For additional information:
Phone: (713) 366-0500

To assure good delivery, please send this Notice of Withdrawal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor.

You are responsible for confirming that this Notice is received by U.S. Bank Global Fund Services.  To assure good delivery, please send this page to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor. If you fail to confirm receipt of this Notice, there can be no assurance that your withdrawal will be honored by the Fund.

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USCA ALL TERRAIN FUND

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.
Signature(s):
FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
Signature:		Day	Month	Year
(Signature of Owner Exactly as Appeared on Investor Certification)
Print Name of Investor:

Joint Tenant Signature:		Day	Month	Year
(If joint tenants, both must sign.)	(Signature of Owner Exactly as Appeared on Investor Certification)
Print Name of Joint Tenant:

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Part 4. Signature(s) (continued):

FOR OTHER INVESTORS:
Print Name of Investor:
Signature:		Day	Month	Year
(Signature Exactly as Appeared on Investor Certification)
Print Name of Signatory
and Title:
Co-Signatory if necessary:		Day	Month	Year
(Signature Exactly as Appeared on Investor Certification)
Print Name of Co-Signatory
and Title:

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Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders in Connection with Acceptance of Offers of Tender

USCA All Terrain Fund

This letter is being sent to you if you tendered shares of the Fund.

Dear Shareholder:

USCA All Terrain Fund (the “Fund”) has received and accepted your tender request.

Because you have tendered and the Fund has purchased all or a part of your Shares, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”), entitling you to receive an initial payment in an amount equal to at least 90% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of December 31, 2022, in accordance with the terms of the tender offer (the “Initial Payment”).  The Note is held by U.S. Bank Global Fund Services, the Fund’s administrator, fund accountant, and transfer agent, on your behalf.  Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

The Initial Payment will be made as of the later of (1) a period of within 30 days after the December 31, 2022 valuation date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds.  The second and final payment in respect of the Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the December 31, 2022 valuation date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the valuation date occurred, over (2) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31st) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

In the event that it is later determined, subsequent to the tender offer’s valuation date of December 31, 2022, that the tender offer was oversubscribed, the amount of the promissory note issued to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional unit of the aggregate tender offer amounts payable by the Fund.  In that case, you will remain an investor in the Fund with respect to your Shares that are not purchased.

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Payments of cash in respect of the promissory note will be wired directly into the account you have designated.

Should you have any questions, please feel free to contact the Tender Offer Administrator at (877) 653-1415.

Sincerely,

USCA All Terrain Fund

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USCA All Terrain Fund

This letter is being sent to you if you tendered shares of the Fund – Payment of Cash Amount.

Dear Shareholder:

Enclosed is a statement showing the breakdown of your account after the withdrawal resulting from the repurchase of the requested Shares of the USCA All Terrain Fund (the “Fund”).

Because you tendered Shares of the Fund, you have previously been issued a promissory note, entitling you to receive an initial payment of at least 90% of the repurchase price [(as adjusted caused by oversubscription of the tender offer)] based on the net asset value of the Fund, determined as of December 31, 2022, in accordance with the terms of the tender offer.  A cash payment of [approximately] [__]% of the repurchase price is being wired directly into the account you have designated.  The remaining value owed under the promissory note will be determined after the annual audit of the Fund’s financial statements is completed (within 60 days after the end of the fiscal year of the Fund (March 31)) and that remaining payment will be made promptly after the completion of the audit.

Should you have any questions, please feel free to contact the Fund at (713) 366 – 0500.

Sincerely,

USCA All Terrain Fund

Enclosure

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